Macquarie Equipment Leasing Fund, LLC

225 Franklin Street 17th Floor, Suite 1700 Boston MA 02110 UNITED STATES	Telephone Fax Internet	+1 617 457 0645 +1 617 457 0648 www.macquarie.com

October 12, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Terrance O'Brien, Branch Chief

Re:	Macquarie Equipment Leasing Fund, LLC
Form 10-K
Filed February 15, 2012
File Number 0-53904

Ladies and Gentlemen:

Macquarie Equipment Leasing Fund, LLC (the “Fund”) submits this letter in response to the Staff’s comments to the Fund’s Form 10-K filed February 15, 2012 and contained in the Staff’s letter dated September 28, 2012 (the “Comment Letter”).

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the year ended December 31, 2011

General

1.	Please ensure that a Company representative signs your next response letter.

RESPONSE:

The Fund has acknowledged the Staff’s comment, and a Company representative has signed this response letter.

Management’s Discussion and Analysis, page 9

Accounting Policies, Accounting Changes and Future Application of Accounting Standards, page 13

2.

We have read your response to comment 3 in our letter dated August 15, 2012. You have told us in the response to the fourth bullet that “To date, no maintenance events have occurred.” Please explain why this is so and revise future filings as

October 12, 2012

applicable. For example, you may disclose the “standard maintenance” schedule or program recommended by the respective manufacturers, and compare those to the acquisition dates of each of your aviation assets. We also assume that the “airframe” mentioned in the response to the second bullet is the same thing as “aircraft”. If not, please clarify.

RESPONSE:

The Fund has two types of aviation assets on lease i) Bombardier Canadair Regional Jet CL600-2C10 (CRJ 700ER), which includes the airframe (the airframe is a component of the aircraft i.e. they are not the same thing) and two CF 34 jet engines and ii) two CFM56-7B jet engines.

Our aviation assets had not yet reached the required number of flight cycles or flight hours that would trigger a required maintenance shop visit, and thus, these assets have not had any major maintenance events to date. The next shop visits (i.e. major maintenance events) are as follows:

Asset	Acquisition date	Threshold for shop visit	Expected timing of shop visit

1 x CF 34 jet engine	February 2011	8,000 flight cycles	October 2012

1 x CF 34 jet engine	February 2011	8,000 flight cycles	April – June 2013

CRJ 700ER	February 2011	1,100 flight hours	August 2013

2 x CFM56-7B jet engine	October – December 2011.	6,000 – 8,000 flight cycles*	January 2015 – March 2017.

*Maintenance profile is based upon the operation, utility profile and environment in which the engine is used.

The Fund acknowledges that future filings will be revised to include more disclosure with respect to maintenance events, where applicable.

3.

We have read your response to comment 4 in our letter dated August 15, 2012. For your other equipment besides aircraft leases, you have told us that “Where the Fund is responsible for major maintenance costs, the maintenance or repair costs will be either capitalized into the cost of the asset or expensed, depending on the nature of the maintenance or repair cost.” Please disclose in future filings the nature of maintenance or repair costs that would be capitalized into the cost of the asset, e.g., describe the specific costs that would constitute a “betterment” and/or extend the life of the asset, and the nature of those that would normally be expensed, i.e.,

October 12, 2012

describe “routine” maintenance activities. We also note your response to comment 6 where you indicate that “expenses incurred in improving the marketability of the equipment at the end of a lease term will be capitalized.” Explain how such capitalization treatment is considered appropriate. Confirm you will disclose the amounts of both categories of costs as applicable in future filings.

RESPONSE:

The Fund acknowledges the Staff’s comment and will disclose the nature of maintenance or repairs costs that would be capitalized into the cost of the asset. Both categories of costs i.e. capitalized costs or repairs costs will be disclosed as applicable in future filings. We do note though that the Fund is generally not responsible for maintenance for other equipment besides aircraft. i.e. leases are generally net leases.

The Fund may incur costs to improve the marketability of an asset at the end of a lease term. These costs are expected to improve the functionality of an asset or extend the life of an asset which would make the asset more attractive to a prospective buyer or lessee. Thus, we believe that capitalization of these costs is appropriate.

4.	We have read your response to comment 6 in our letter dated August 15, 2012. Please confirm you will provide the clarifying information contained in your response in future filings.

RESPONSE:

The Fund has acknowledged that clarifying information will be contained in future filings.

The Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of disclosure in the filings;

•	The Fund’s comments or changes to disclosure or response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned.

Sincerely, MACQUARIE EQUIPMENT LEASING FUND, LLC By: Macquarie Asset Management, Inc., its Manager

/s/ Tom O’Neill
Tom O’Neill Director